January 15, 2008
VIA U.S. MAIL AND EDGAR
Perry Hindin, Esq.
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mailstop 6010
Washington, D.C. 20549

Re:	Gen-Probe Incorporated
Definitive 14A
Filed April 26, 2007
File No. 001-31279
Dear Mr. Hindin:
     Reference is made to the Definitive Proxy Statement on Schedule 14A of Gen-Probe Incorporated (the “Company”) described above (the “Proxy Statement”). This letter is submitted in response to the Staff’s request that the Company “disclose the performance measures used to determine each named executive officer’s individual and team performance factor” under the Company’s bonus plan. The Company has previously agreed, by letter to the Staff dated December 20, 2007, to disclose the specific net income and revenue targets used to determine prior-year incentive amounts for executive compensation purposes (the “CPF” value under the Company’s bonus plan).
     We discussed this matter by telephone on January 4, 2008. As a follow-up to that conversation, the Company confirms that it will disclose individual performance measures used to determine the individual and team performance factor (“ITPF”) in future proxy statements if such measures are material to an understanding of the total compensation paid to the applicable named executive officer for the fiscal year in question, unless disclosure of such measures would result in competitive harm to the Company. For the reasons discussed with you and as described below, however, the Company does not believe that the compensation to be earned based upon any one of the individual performance measures for 2007 is material to an understanding of total compensation paid to its named executive officers. Likewise, as a result of the structure of the Company’s current annual bonus program, the Company does not currently anticipate that the compensation to be earned based upon individual performance measures in 2008 or future years will be material to an understanding of total compensation paid to its named executive officers in such future years. Accordingly, and in place of disclosure of individual performance measures, the Company proposes to provide a general discussion of the performance categories evaluated for each applicable named executive officer.

Background
     As disclosed in the Proxy Statement, the Company has two bonus plans for executive officers: (1) the 2007 Executive Bonus Plan (the “Executive Plan”), applicable to its Chief Executive Officer and Chief Operating Officer; and (2) the 2007 Gen-Probe Employee Bonus Plan (the “2007 Plan”), applicable to each other executive officer of the Company. The Company expects that its CEO and COO will be named executive officers in future proxy statements. These individuals have the highest annual bonus targets at the Company — 75% of base salary for the CEO and 50% of base salary for the COO. Importantly, the bonuses paid to these individuals are determined solely by the achievement of the Company’s annual financial performance targets (i.e., the CPF), which have historically consisted of net income and total revenue growth goals. ITPF values, and/or other individual performance factors, play no role in determining the bonus amounts for the Company’s CEO and COO. As a result, the individual performance measures that are the subject of the Staff’s comment are only relevant for the Company’s other named executive officers, each of whom has a smaller bonus target of 25% of base salary.
Cash Bonus Awards Under the 2007 Plan
     As presented on Page 34 of the Proxy Statement, bonuses will be calculated under the 2007 Plan as follows (the “Bonus Formula”):
Bonus = X + Y
X = (Base Pay x % Target x CPF x 50%)
Y = (Base Pay x % Target x CPF x ITPF x 50%)
Each of the CPF and ITPF can range in value between 0% and 150% under the 2007 Plan. The ITPF, in turn, is typically made up of between six to ten individual and team performance goals that each officer establishes in the first quarter of the year based on his or her position and area of responsibility within the Company. Each performance goal is then assigned a specific percentage of the ITPF value based on relative importance, with all of the goals totaling 100%. For fiscal 2007, the Company’s named executive officers subject to the 2007 Plan (based on 2006 compensation figures) established an average of seven goals, none of which has greater than a 20% weight.
Application of the Bonus Formula
     The modest impact of individual performance measures on overall executive compensation can be demonstrated by calculating hypothetical bonuses at the minimum and maximum ITPF values for the Company’s named executive officers subject to the 2007 Plan (based on 2006 compensation figures). These individuals are Messrs. Kacian, Bowen and Rosenman and Ms. De Walt. To simplify the analysis, these executive officers had, on average, a base salary of $317,750 and total compensation of $1,056,048. Assuming (i) this average base salary, (ii) a CPF value of 100% and (iii) inclusion of the minimum and maximum ITPF values in the Bonus Formula (0% and 150%), the ITPF value only affects the annual cash bonus by

$59,578.1 This is a small percentage of total compensation and, given that the Company’s named executive officers typically establish between six and ten goals, each individual performance goal may only account for approximately 1% of such officer’s total compensation in a given fiscal year. This amount is immaterial to an understanding of the total compensation paid to the named executive officer for the fiscal year in question.
Conclusion
     The Company respectfully agrees to disclose individual performance measures used to determine the ITPF in future proxy statements if such measures are material to an understanding of the total compensation paid to the applicable named executive officer for the fiscal year in question, unless disclosure of such measures would result in competitive harm to the Company. In instances where the Company believes these measures are immaterial, as is the case under the 2007 Plan and with respect to the Company’s future bonus plans which utilize the Bonus Formula as currently structured, the Company respectfully submits that it will omit such disclosure and instead provide a general discussion of the performance categories evaluated for the applicable named executive officers.
* * * * * * * * *
     Please do not hesitate to call the undersigned at (858) 410-8567 with any questions or further comments you may have regarding this letter or if you wish to discuss the above response.

Respectfully submitted,
/s/ Scott K. Milsten
Scott K. Milsten
Deputy General Counsel

Cc:	Henry L. Nordhoff, President and Chief Executive Officer
R. William Bowen, Senior Vice President and General Counsel
Joseph M. Yaffe, Esq., Latham & Watkins LLP

[1]	Calculations are as follows:

Step 1 — 0% ITPF Value: ($317,750)(.25)(1.0)(.5) + ($317,750)(.25)(1.0)(0)(.5) = $39,719
Step 2 — 150% ITPF Value: ($317,750)(.25)(1.0)(.5) + ($317,750)(.25)(1.0)(1.5)(.5) = $99,297
Step 3 — Determination of ITPF Difference: $99,297 - $39,719 = $59,578

We respectfully direct the Staff’s attention to the fact that this figure conservatively assumes that the entire Y value in the Bonus Formula is attributable exclusively to the ITPF value, when in fact the CPF value also alters the Y value determination when it is other than 100%.

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